Almere, The Netherlands
April 23, 2014
ASM INTERNATIONAL N.V. REPORTS
FIRST QUARTER 2014 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2014 operating results (unaudited) in accordance with US GAAP.

FINANCIAL HIGHLIGHTS
The pro-forma figures 1) show ASMI numbers whereby ASMPT is deconsolidated.

	Quarter
EUR million	Pro-forma Q1 2013	Q4 2013	Q1 2014
New orders	105.9	133.1	172.1
Net sales	80.0	126.9	150.7
Gross profit margin %	37.7%	39.3%	43.7%
Operating results	1.1	15.8	32.5
Result from investments (excl. amortization and fair value purchase price allocation)	(0.5)	1.5	5.7
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	1,407.5	(343.2)	(5.4)
Net earnings	1,410.1	(334.0)	27.1
Normalized net earnings (excl. remeasurement gain realized gain on sale of ASMPT shares, amortization and fair value adjustments)	2.6	9.3	32.5

•
Net sales for the first quarter 2014 increased with 19% compared to the fourth quarter and increased with 88% year-on-year, mainly driven by ALD and PEALD sales which were substantially higher than in the comparable periods last year.

•
Net earnings improved due to strong margin improvement, caused by high sales and positive mix effects and the improvement in the result from investments, which in Q4 included €4.0 million restructuring charges in ASMPT.

1) Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, ASMI's shareholding is reduced to 40%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line 'result from investments'. In 2013 a purchase price allocation took place, which was finalized in the fourth quarter, resulting in the recognition and subsequent amortization of certain intangible assets.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"Q1 2014 was the best quarter for ASMI Front-end in its history. Order intake was with €172 million at a record level, an increase of 29% compared to the previous quarter, while sales increased with 19%. Again ALD and PEALD were the main drivers for the order intake and for sales. Our gross margin, due to high sales, a very strong mix and as an effect of supply chain changes made in the past years, reached a level of more than 43%. While cost remained stable quarter on quarter, operating result margin surpassed the 20% level. Free cash flow of €60 million was driven by the operating result in combination with strong improvements in working capital."

OUTLOOK
For Q2 2014 we expect for sales a low single digit decrease, on a currency comparable base. For the second half of 2014, the current visibility remains limited. After the very high order intake in Q1, the Q2 2014 order intake is expected to show a strong double digit decrease as compared to Q1 2014, on a currency comparable base.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, April 24, 2014 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3370

•	International: +44 20 3427 1927

•	The Netherlands: +31 20 716 8253

•	Access Code: 8392302
A simultaneous audio web cast will be accessible at www.asm.com.

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CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
FIRST QUARTER 2014

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result from investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q1, 2013 a share of 52% in ASMPT's net earnings is presented for the period January 1- March 15. For the period March 16 - March 31 the actual 40% shareholding is reflected.

The following table shows the operating performance for the first quarter of 2014 as compared to the fourth quarter of 2013 and the first quarter of 2013 on a pro-forma basis:

EUR million	Pro-forma Q1 2013	Q4 2013	Q1 2014	Change Q4 2013 to Q1 2014	Change Q1 2013 to Q1 2014
New orders	105.9	133.1	172.1	29%	63%
Backlog	119.9	114.8	135.9	18%	13%
Book-to-bill	1.3	1.0	1.1

Net sales	80.0	126.9	150.7	19%	88%
Gross profit	30.2	49.9	65.9	32%	118%
Gross profit margin %	37.7%	39.3%	43.7%

Selling, general and administrative expenses	(15.3)	(18.6)	(19.2)	3%	25%
Research and development expenses	(13.4)	(15.0)	(14.1)	(6)%	5%
Restructuring expenses	(0.3)	(0.5)	—	n/a	n/a

Operating result	1.1	15.8	32.5	16.7	31.4
Operating margin %	1.4%	12.5%	21.6%

Financing costs	2.6	(4.5)	(1.3)	3.2	(3.9)
Income tax	(0.6)	(3.6)	(4.4)	(0.8)	(3.8)
Result from investments	(0.5)	1.5	5.7	4.2	6.2
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	1,407.5	(343.2)	(5.4)	337.8	(1,412.9)

Net earnings	1,410.1	(334.0)	27.1	361.1	(1,383.0)
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	2.6	9.3	32.5	23.2	29.9

Net earnings per share, diluted	€22.04	€(5.28)	€0.42	€5.70	€(21.62)
Normalized net earnings per share, diluted	€0.04	€0.14	€0.50	€0.36	€0.46

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Results

The backlog increased from €115 million at the end of the fourth quarter to €136 million as per March 31, 2014. The book-to-bill ratio increased to a level of 1.1.

The following table shows the level of new orders for the first quarter of 2014 and the backlog at the end of the first quarter of 2014, compared to the previous quarter and the comparable quarter previous year:

EUR million	Q1 2013	Q4 2013	Q1 2014	% Change Q4 2013 to Q1 2014	% Change Q1 2013 to Q1 2014
Backlog at the beginning of the quarter	91.7	111.4	114.8	3%	25%
New orders for the quarter	105.9	133.1	172.1	29%	63%
Net sales for the quarter	(80.0)	(126.9)	(150.7)	19%	88%
FX-effect for the quarter	2.3	(2.7)	(0.3)

Backlog at the end of the quarter	119.9	114.8	135.9	18%	13%

Book-to-bill ratio (new orders divided by net sales)	1.3	1.0	1.1

Net sales for the first quarter 2014 increased with 19% compared to the previous quarter and increased with 88% year-on-year, again mainly driven by ALD and PEALD sales which were subsequently higher than in the comparable period last year, and above the level of previous quarter. The impact of currency changes was a decrease of 1% quarter to quarter and a decrease of 3% year-over-year.

The gross profit margin in the first quarter increased to 43.7% (Q4 2013 39.3%). This resulted from continued positive mix effects and a high utilization in combination with effects of changes in our manufacturing operations and supply chain, for which the effects are becoming visible earlier than anticipated. For Q1 2013 gross profit margin as a percentage of sales was 37.7%. The impact of currency changes on gross profit was a decrease of 2% quarter to quarter and a decrease of 5% year-over-year.

Selling, general and administrative expenses increased with 3% compared to the previous quarter. As a percentage of sales SG&A expenses decreased to 13%, compared to 15% for the previous quarter. For the first quarter of 2013 this was 19%. The impact of currency changes on SG&A expenses was a decrease of 1% quarter to quarter and a decrease of 3% year-over-year.

Research and development expenses decreased with 6% compared to the previous quarter. As a percentage of sales R&D expenses decreased to 9%, compared to 12% for previous quarter. For the first quarter of 2013 this was 17%.The impact of currency changes on R&D expenses was a decrease of 1% quarter to quarter and a decrease of 5% year-over-year.

Operating result was affected by currency changes with a decrease of 2% quarter to quarter and a decrease of 7% year-over-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US dollar and Korean won. Currency changes, mainly between Korean won and Euro during Q1 resulted in a translation loss of €0.9 million compared to a loss of €3.9 million in the previous quarter.

Result from investments includes our 40% share in net earnings of ASMPT. In Q1 ASMPT showed a sales decrease of 11% compared to the previous quarter, from €262 million to €233 million, but were 13% above the level of Q1, 2013 of €207 million. Net earnings increased from €4.6 million in Q4 to €14.3 million (on a 100% basis) in the previous quarter. Net earnings in the previous quarter excluding the restructuring charge were €12.8 million. Q1 last year, also on a 100% basis, showed net profit at €0.4 million.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.4 million in Q1. For 2014 this amortization and depreciation amount will be approximately €22 million.

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Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Pro-forma
EUR million	Q1 2013	Q4 2013	Q1 2014
Net earnings	(21.7)	(334.0)	27.1
Adjustments to cash from operating activities
Depreciation and amortization	4.9	5.7	5.1
Income tax	13.1	4.0	2.0
Amortization PPA intangibles and fair value adjustments	—	343.2	—
Result from investments	3.0	(1.5)	(0.3)
Other adjustments	0.9	0.7	1.6

Changes in other assets and liabilities
Accounts receivable	(6.4)	(21.1)	5.0
Inventories	(2.5)	9.0	(5.7)
Accounts payable	26.1	7.2	16.0
Other assets and liabilities	(14.3)	(1.2)	11.8
Net cash provided (used) by operating activities	3.2	12.0	62.6

Capital expenditures	(9.9)	(8.1)	(4.0)
Divestment subsidiaries	—	—	—
Other	(0.1)	1.2	—
Net cash provided (used) in investing activities	(10.0)	(6.9)	(4.0)

Bank positions	(19.1)	—	—
Loans proceeds and debt issuance fees (paid)	13.7	—	(0.1)
Purchase treasury shares	(27.2)	—	—
Shares issued	0.4	4.6	0.8
Dividend paid and capital repaid to shareholders ASMI	—	0.1	—
Dividend received from investments	—	—	—
Net cash provided (used) in financing activities	(32.2)	4.7	0.7

Net cash (used) provided	(39.0)	9.8	59.3

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Balance sheet. The following table shows the balance sheet on a comparable basis. The ASMPT numbers have been deconsolidated and ASMI's share in the net assets of ASMPT is reported as investment:

EUR million	December 31, 2013	March 31, 2014
Cash and cash equivalents	312.4	370.8
Accounts receivable	83.0	78.0
Inventories	104.5	110.3
Other current assets	18.1	17.9
Total current assets	517.9	577.1

Investments and associates	944.0	953.1
Property, plant and equipment	56.5	57.8
Goodwill	11.4	11.3
Other non-current assets	21.3	22.1
Total non-current assets	1,033.2	1,044.3

Total assets	1,551.2	1,621.4

Accounts payable	44.8	60.7
Other current liabilities	56.6	72.8
Total current liabilities	101.5	133.5

Pension liabilities	2.5	2.6
Total non-current liabilities	2.5	2.6

Shareholders' equity	1,447.2	1,485.4

Total liabilities and shareholders' equity	1,551.2	1,621.4

Net working capital consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased to €81 million compared to €109 million per December 31, 2013. The decrease is mainly related to accounts receivable, accounts payable and deferred revenues. Accounts receivable decreased as a consequence of deviations in deliveries during the quarter, whereby Q4, 2013 showed more sales towards the end of the quarter, while the sales in Q1 were more evenly spread over the quarter. The relative high accounts payable reflect the high activity level and the increase of other current liabilities mainly results from deferred installation revenue. The number of outstanding days of working capital, measured against quarterly sales, further decreased from 77 days at December 31, 2013 to 48 days on March 31, 2014.

Sources of liquidity. On March 31, 2014, the Company’s principal sources of liquidity consisted of €371 million in cash and cash equivalents and €150 million in undrawn bank lines.

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ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

FIRST QUARTER

EUR million, except earnings per share	Q1 2013	Q4 2013	Q1 2014	Change Q4 2013 to Q1 2014	Change Q1 2013 to Q1 2014
Net sales	240.3	126.9	150.7	19%	(37)%
Gross profit	68.6	49.9	65.9	32%	(4)%
Gross profit margin %	28.5%	39.3%	43.7%

Selling, general and administrative expenses	(40.9)	(18.6)	(19.2)	3%	(53)%
Research and development expenses	(30.5)	(15.0)	(14.1)	(6)%	(54)%
Restructuring expenses	(0.3)	(0.5)	—	n.a	n.a
Result from operations	(3.2)	15.8	32.5	n/a	n.a

Net earnings -1-	1,410.1	(334.0)	27.1	361.1	(1,383.0)
Net earnings per share, diluted in euro -1-	€22.04	€(5.28)	€0.42	€5.70	€(21.62)
1) Allocated to the shareholders of the parent

Net Sales

EUR million	Q1 2013	Q4 2013	Q1 2014	% Change Q4 2013 to Q1 2014	% Change Q1 2013 to Q1 2014
Front-end	80.0	126.9	150.7	19%	88%
Back-end	160.3	—	—	n/a	n/a
ASMI consolidated	240.3	126.9	150.7	19%	(37)%

Gross Profit (Margin)

EUR million	Gross profit			Gross profit margin			Increase or (decrease) percentage points
	Q1 2013	Q4 2013	Q1 2014	Q1 2013	Q4 2013	Q1 2014	Q4 2013 to Q1 2014		Q1 2013 to Q1 2014
Front-end	30.2	49.9	65.9	37.7%	39.3%	43.7%	4.4	ppt	6.0	ppt
Back-end	38.4	—	—	24.0%	—%	—%	n/a		n/a
ASMI consolidated	68.6	49.9	65.9	28.5%	39.3%	43.7%	4.4	ppt	15.2	ppt

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Selling, General and Administrative Expenses

EUR million	Q1 2013	Q4 2013	Q1 2014	% Change Q4 2013 to Q1 2014	% Change Q1 2013 to Q1 2014
Front-end	15.3	18.6	19.2	3%	25%
Back-end	25.6	—	—	n/a	n/a
ASMI consolidated	40.9	18.6	19.2	3%	(53)%

Research and Development Expenses

EUR million	Q1 2013	Q4 2013	Q1 2014	% Change Q4 2013 to Q1 2014	% Change Q1 2013 to Q1 2014
Front-end	13.4	15.0	14.1	(6)%	5%
Back-end	17.1	—	—	n/a	n/a
ASMI consolidated	30.5	15.0	14.1	(6)%	(54)%

Result from Operations

EUR million	Q1 2013	Q4 2013	Q1 2014	Change Q4 2013 to Q1 2014	Change Q1 2013 to Q1 2014
Front-end
Before special items	1.4	16.3	32.5	16.2	31.1
Restructuring expenses	(0.3)	(0.5)	—	0.5	0.3
After special items	1.1	15.8	32.5	16.7	31.4

Back-end	(4.3)	—	—	—	4.3
ASMI consolidated	(3.2)	15.8	32.5	16.7	35.7

Net Earnings allocated to the shareholders of the parent

EUR million	Q1 2013	Q4 2013	Q1 2014	Change Q4 2013 to Q1 2014	Change Q1 2013 to Q1 2014
Front-end
Before special items	3.4	8.3	26.8	18.5	23.4
Restructuring expenses	(0.3)	(0.5)	—	0.5	0.3
After special items	3.1	7.8	26.8	19.0	23.7

Back-end
Until March 15, 2013 consolidated	(2.8)	—	—	—	2.8
As from March 15, 2013 as a 40% investment	2.3	1.5	5.7	4.2	3.4
Total	(0.5)	1.5	5.7	4.2	6.2

Realized gain on the sale of 11.88% of the ASMPT shares	323.6	(0.1)	—	0.1	(323.6)
Unrealized remeasurement gain on the remaining 40% of the ASMPT shares	1,084.0	(337.7)	—	337.7	(1,084.0)
Amortization intangibles recognized in purchase price allocation	—	(5.5)	(5.4)	0.1	(5.4)

Total net earnings allocated to the shareholders of the parent	1,410.1	(334.0)	27.1	361.1	(1,383.0)

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ANNEX 3

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended March 31,
	2013	2014
EUR thousand, except earnings per share	(unaudited)	(unaudited)

Net sales	240,331	150,725
Cost of sales	(171,780)	(84,865)
Gross profit	68,551	65,860

Operating expenses:
Selling, general and administrative	(40,897)	(19,185)
Research and development	(30,507)	(14,147)
Restructuring expenses	(314)	(25)
Total operating expenses	(71,718)	(33,358)
Earnings from operations	(3,168)	32,502
Net interest expense	(743)	(413)
Accretion of interest	(10)	—
Foreign currency exchange losses	3,876	(855)
Result from investments	1,409,830	311
Earnings before income taxes	1,409,786	31,545
Income tax expense	(2,233)	(4,408)
Net earnings	1,407,553	27,137

Allocation of net earnings:
Shareholders of the parent	1,410,146	27,137
Minority interest	(2,593)	—

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	22.33	0.43
Diluted net earnings -1-	22.04	0.42

Weighted average number of shares used in
computing per share amounts (in thousand):
Basic	63,154	63,500
Diluted -1-	63,972	64,320

Outstanding shares:	63,169	63,544

1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended March 31, 2014 with 819,980 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2013	2014
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	312,437	370,784
Accounts receivable, net	83,017	78,037
Inventories, net	104,467	110,316
Income taxes receivable	1,226	830
Deferred tax assets	3,739	3,485
Other current assets	12,521	12,967
Total current assets	517,408	576,419

Debt issuance costs	276	216
Deferred tax assets	1,320	2,668
Other intangible assets	5,637	4,398
Goodwill, net	11,421	11,307
Investments	278	278
Associates	943,676	952,791
Other non current assets	634	649
Assets held for sale	738	745
Evaluation tools at customers	13,332	14,078
Property, plant and equipment, net	56,531	57,845
Total Assets	1,551,249	1,621,394

Liabilities and Shareholders' Equity

Accounts payable	44,837	60,731
Other current payables	46,526	59,915
Income taxes payable	10,087	12,801
Total current liabilities	101,450	133,447

Pension liabilities	2,514	2,553
Deferred tax liabilities	35	35
Total Liabilities	103,999	136,035

Total Shareholders' Equity	1,447,249	1,485,359

Non-controlling interest	—	—
Total Equity	1,447,249	1,485,359

Total Liabilities and Equity	1,551,249	1,621,394

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2013	2014
EUR thousand	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	1,407,553	27,137
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	13,433	5,089
Other	1,579	1,605
Result investments	(1,409,882)	(311)
Income taxes	(3,008)	2,011
Changes in other assets and liabilities:
Inventories	(31,182)	(5,691)
Accounts receivable	18,313	4,975
Accounts payable	7,195	15,956
Other current assets	(2,434)	11,785
Net cash provided (used) by operating activities	1,567	62,556

Cash flows from investing activities:
Capital expenditures	(6,738)	(4,126)
Purchase of intangible assets	(221)	—
Disposal of investments	298,647	—
Proceeds from sale of property, plant and equipment	166	174
Net cash used in investing activities	291,855	(3,952)

Cash flows from financing activities:
Debt redemption, net	(21,907)	—
Debt issuance fees paid	—	(58)
Proceeds from issuance of common shares	985	777
Net cash provided (used) in financing activities	(20,923)	718
Exchange rate effects	1,622	(976)
Net increase (decrease) in cash and cash equivalents	274,121	58,346
Cash and cash equivalents at beginning of period	290,475	312,437
Cash and cash equivalents at end of period	564,595	370,784

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per March 31, 2014 the interest in ASMPT amounts to 40%.

	Three months ended March 31, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited) -2-	(unaudited)
Net sales to unaffiliated customers	80,045	160,286	240,331
Gross profit	30,161	38,390	68,551
Earnings from operations	1,119	(4,287)	(3,168)
Net interest expense	(431)	(312)	(743)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains	3,028	847	3,876
Result from investments	—	1,409,830	1,409,830
Income tax expense	(597)	(1,637)	(2,233)
Net earnings	3,120	1,404,433	1,407,553

Net earnings allocated to:
Shareholders of the parent			1,410,146
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	499	6,460	6,959
Depreciation and amortization	4,841	8,591	13,433

Cash and cash equivalents	564,595	—	564,595
Capitalized goodwill	11,535	—	11,535
Other intangible assets	8,360	—	8,360
Investments & Associates	278	1,346,109	1,346,387
Other identifiable assets	295,455	—	295,455
Total assets	88,023	1,346,109	2,226,332
Headcount in full-time equivalents -1-	1,604	—	1,604

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

	Three months ended March 31, 2014
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	150,725	—	150,725
Gross profit	65,860	—	65,860
Earnings from operations	32,502	—	32,502
Net interest expense	(413)	—	(413)
Foreign currency exchange losses	(855)	—	(855)
Result from investments	—	311	311
Income tax expense	(4,408)	—	(4,408)
Net earnings	26,826	311	27,137

Net earnings allocated to:
Shareholders of the parent			27,137
Minority interest			—

Capital expenditures and purchase of intangible assets	4,126	—	4,126
Depreciation and amortization	5,089	—	5,089

Cash and cash equivalents	370,784	—	370,784
Capitalized goodwill	11,307	—	11,307
Other intangible assets	4,398	—	4,398
Investments & Associates	278	952,791	953,069
Other identifiable assets	281,836	—	281,836
Total assets	668,603	952,791	1,621,394
Headcount in full-time equivalents -1-	1,516	—	1,516

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro, therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the first quarter of 2014.

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ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, pensions and inventory obsolescence reserve.

The reconciliation between IFRS and US GAAP is as follows:
Net-earnings	Three months ended March 31,
EUR million, except per share	2013 (unaudited)	2014 (unaudited)
US GAAP, net earnings allocated to common shares	1,410.1	27.1
Adjustments for IFRS
Reversal inventory write downs	—	0.2
GAAP differences investments	—	0.1
Goodwill	9.5	—
Development expenses	1.4	0.8
Debt issuance fees	0.1	0.1
Total adjustments	11.0	1.1
IFRS	1,421.1	28.3
IFRS allocation of net earnings for common shares:
Continued operations	6.9	28.3
Discontinued operations -1-	1,414.2	—

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€0.11	€0.44
Discontinued operations	€22.11	€0.00
Total operations	€22.22	€0.44

Shareholders' equity
	December 31, 2013	March 31, 2014
EUR million		(unaudited)
US GAAP	1,447.2	1,485.4
Adjustments for IFRS:
Goodwill	(0.9)	(0.9)
Debt issuance fees	(0.3)	(0.2)
Reversal inventory write downs	1.8	1.9
Development expenses	47.5	46.7
GAAP differences investments	—	0.1
Pension plans	0.2	0.2
Total adjustments	48.4	47.8
IFRS	1,495.6	1,533.2

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

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